Law Offices of
Anderson Call & Wilkinson
A Professional Corporation

1200 Eagle Gate Tower
60 East South Temple
Salt Lake City, Utah 84111
Telephone: (801) 533-9645
Fax: (801) 220-0625
August 6, 2008

Mark Shannon
Staff Accountant
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549                                                                                                                                                     VIA EDGAR

Re:	MVP Network, Inc. (the “Company”)
Form 10-KSB for the year ended
December 31, 2007 File No. 0-05833

Dear Mr. Shannon:

This letter is being filed in response to a comment letter from the Commission dated August 5, 2008.

Please note the following responses:

1.	Response to Comment No. 1: The report date of the independent registered accounting firm contained a typographical error. The date has been corrected from March 27, 2007 to March 27, 2008.

2.
Response to Comment No. 2:  Management completed its evaluation of internal control over financial reporting in connection with management’s year end activities.  The disclosure concerning management’s evaluation of internal control over financial reporting was overlooked and not included in the original annual report on Form 10-KSB filed by the Company.  It has since been added to an amendment to the annual report.

3.
Response to Comment No. 3:  The Company identified no material weakness in its internal controls over financial reporting.  I prepared a similar disclosure for another reporting company client that had a material weakness in its year end closing procedures.  I copied part of that disclosure when preparing the disclosure added to page 26 of amendment no. 1 to the Company’s annual report.  I failed to delete the “and as a result of the material weakness discussed below” language which should not have been included.

4.
Response to Comment No. 4:  In response to comment no. 4, additional language has been added to the introductory paragraph in section 4 in Exhibits 31.1 and 31.2, so that the introductory paragraph now reads as follows: “The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:”

If you have any questions concerning this letter, please let me know.  If the proposed changes to the annual report on Form 10-KSB are acceptable, the Company will file an amendment to the annual report with the changes included.

Sincerely,

/s/ Robert N. Wilkinson
Robert N. Wilkinson

RNW/mh
Enclosure
cc:           Paul A. Schneider, via email
Timothy R. Smith, via email
LTRS/6937